

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Tammy Romo
Chief Financial Officer
Southwest Airlines Co
P.O. Box 36611
Dallas, Texas 75235

> **Re: Southwest Airlines Co**
> **Form 10-K for the Fiscal Year ended December 31, 2019**
> **Filed February 4, 2020**
> **File No. 001-07259**

Dear Ms. Romo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2019

General

1. Please update the contact information on the cover of your periodic and current reports to include a working telephone number for your corporate office. Also provide us with direct contact information for a representative of your company to answer any questions we may have about your response to this letter.

2. We note that your forum selection provision identifies the United States District Court for the Northern District of Texas or, if such court lacks jurisdiction, the state district court of Dallas County, Texas as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and

regulations thereunder. Please also provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Irene Barberena-Meissner, Staff Attorney at (202) 551-6548 or Lauren Nguyen, Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation